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Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH
SHARES OF ITS OUTSTANDING COMMON STOCK FOR AN
AGGREGATE PURCHASE PRICE NOT EXCEEDING $15.0 MILLION
AT A PER SHARE PURCHASE PRICE NOT LESS THAN $3.20 PER SHARE
NOR GREATER THAN $3.60 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON APRIL 11, 2016, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE "EXPIRATION TIME").

March 14, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been appointed by Planet Payment, Inc., a Delaware corporation (the "Company" or "Planet Payment"), to act as Dealer Manager (as defined in the Offer to Purchase) in connection with the Company's offer to purchase for cash shares of its outstanding common stock, $0.01 par value ("shares"), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $3.20 nor greater than $3.60 per share ("Auction Tenders") or (ii) purchase price tenders ("Purchase Price Tenders"), in which case shares are tendered without specifying a purchase price, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated March 14, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Offer"). We are offering to purchase shares having an aggregate purchase price not exceeding $15.0 million. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

        After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the "Purchase Price"), which will be not less than $3.20 and not greater than $3.60 per share, that it will pay for shares validly tendered in the Offer and not validly withdrawn, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $3.20 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. The Purchase Price will be the lowest price per share of not less than $3.20 and not greater than $3.60 per share, at which shares have been tendered or have been deemed to be tendered in the Offer, that will enable the Company to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $15.0 million. Shares validly tendered pursuant to an Auction Tender will not be purchased if the price specified in the Auction Tender is greater than the Purchase Price.

        All shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if more than the number of shares the Company seeks to purchase are validly tendered at or below the Purchase Price and not validly withdrawn. Only shares validly tendered at or below the Purchase Price, and not validly withdrawn, will be purchased in the Offer. Shares tendered but not purchased in the Offer will be returned promptly following the Expiration Time and determination of the Purchase Price. See Sections 1, 3 and 4 of the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer, if the number of shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $15.0 million, the Company will purchase shares: (i) first, from all holders of "odd lots" of 99 or fewer shares who validly tender all of their shares at or below the Purchase Price (and do not validly withdraw them prior to the Expiration Time); (ii) second, from all other stockholders who validly tender shares at or below the Purchase Price (and do not validly withdraw them prior to the Expiration Time) (except for stockholders who tendered shares conditionally for which the condition was not satisfied), on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an aggregate purchase price of $15.0 million; and (iii) third, only if necessary to permit the Company to purchase shares resulting in an aggregate purchase price of $15.0 million, from holders who validly tender shares at or below the Purchase Price (and do not validly withdraw such shares prior to the Expiration Time) conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

        In addition, the Company has reserved the right, if shares having an aggregate purchase price in excess of $15.0 million are tendered in the Offer at or below the Purchase Price, to accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding shares without extending the Expiration Time.

        For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     Offer to Purchase, dated March 14, 2016;

          2.     Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients;

          3.     Letter to Clients, for you to send to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Offer;

          4.     Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer and tender shares pursuant to the Offer if certificates representing your clients' stock certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

          5.     Return envelope addressed to Computershare Trust Company, N.A., as the Depositary for the Offer.

        The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions. The conditions of the Offer are described in Section 7 of the Offer to Purchase. Please see Section 14 of the Offer to Purchase for a summary of material U.S. federal income tax consequences to stockholders participating in the Offer, including with respect to withholding requirements.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on April 11, 2016, unless the Offer is extended or terminated by the Company. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

        For shares to be tendered validly pursuant to the Offer:

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  the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

  •
  the tendering stockholder must, prior to the Expiration Time, comply with the guaranteed delivery procedure set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

        The Company's Board of Directors has approved the Offer. However, the Company's Board of Directors has not, nor has any of the Company, the Dealer Manager, the Information Agent or the Depositary made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Your clients must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

        The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

        Questions and requests for assistance may be directed to us or the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

        The Information Agent for the Offer is:

Georgeson
480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
(866) 628-6079 (Toll Free)
Email: PLPM@georgeson.com

The Dealer Manager for the Offer is:
Craig-Hallum Capital Group
222 South Ninth Street, Suite 350
Minneapolis, MN 55402
(612) 334-6300
Email: info@craig-hallum.com

Very truly yours, Craig-Hallum Capital Group LLC

        Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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  Exhibit (a)(1)(D)
OFFER TO PURCHASE FOR CASH SHARES OF ITS OUTSTANDING COMMON STOCK FOR AN AGGREGATE PURCHASE PRICE NOT EXCEEDING $15.0 MILLION AT A PER SHARE PURCHASE PRICE NOT LESS THAN $3.20 PER SHARE NOR GREATER THAN $3.60 PER SHARE